Exhibit 99.1

Youku Tudou Inc. Announces Appointment of Two Directors to Company’s Board of Directors

BEIJING, China, August 29, 2012—Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”) today announced that, pursuant to the agreement and plan of merger (the “Merger Agreement”), dated March 11, 2012, by and among the Company, Tudou Holdings Limited (“Tudou”) and Two Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of the Company, Mr. Gary Wei Wang and Mr. Jixun Foo were appointed to serve as directors on the Company’s board of directors effective upon the completion of the merger (the “Merger”) of Merger Sub and Tudou on August 23, 2012.

Following the appointments of Mr. Wang and Mr. Foo, the Company has a nine-member board of directors with five of the board members being independent directors.

Mr. Wang is the founder of Tudou, a leading Internet video company in China and which became a wholly owned subsidiary of the Company upon the completion of the Merger, and was the chairman and chief executive officer of Tudou prior to the completion of the Merger.  Prior to founding Tudou, Mr. Wang served as the corporate development director of Bertelsmann Group, an international media company, and also served as the managing director of Bertelsmann Online China, a company operating the e-commerce businesses of Bertelsmann Group in China, from 2003 to 2005. From 1997 to 2001, Mr. Wang worked with Hughes Electronics, a provider of digital television entertainment and satellite and wireless systems and services. Mr. Wang received his MBA degree from INSEAD in 2002, his master’s degree in computer science from Johns Hopkins University in 1999, and his bachelor’s degree in international business from the College of Staten Island in 1995.

Mr. Foo is a partner at GGV Capital, which was a pre-IPO investor in Tudou.  Mr. Foo joined GGV Capital in 2006 and has more than 12 years experience in venture capital investing and working with Asian entrepreneurs.  Mr. Foo serves on the board of directors of a number of GGV Capital portfolio companies. Mr. Foo’s work experience prior to joining GGV Capital includes serving as a director of Draper Fisher Jurvetson ePlanet Ventures, heading up the Investment Group with the Finance & Investment Division, National Science & Technology Board of Singapore (NSTB), and being an R&D project group leader at Hewlett Packard.  Mr. Foo graduated from the National University of Singapore with a First-Class Honors degree in engineering and received a master of science degree in management of technology from the University’s Graduate School of Business.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of Youku’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU”.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com